July 21, 2005

Via Facsimile and U.S. Mail

Hon. Cecilia B. Rebong
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, New York  10036-5095

Re: 	Republic of the Philippines
      Registration Statement under Schedule B
      Filed July 5, 2005

Dear Consul General Rebong:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Where appropriate in the registration statement, please
include
disclosure regarding the recent appointments of the new finance and budget secretaries to the cabinet of President Arroyo and the circumstances surrounding those appointments.

Prospectus Summary

Economy, page 4

2.	Please expand the discussion of the Republic`s credit ratings on
page 6 to describe the potential impact of the changed ratings on the
Republic`s economy.

3.	We refer you to the last paragraph on page 6.  Please
describe
briefly the package of fiscal policy measures to which you refer, and include a cross-reference to more detailed disclosure elsewhere in the registration statement.

Republic of the Philippines

National Elections, page 9

4.	Please update the disclosure in this section to reflect any
recent political developments, including any potential movement from opposition groups to launch an impeachment process.

5.	Please revise this section to more fully address the level of support for President Arroyo and the present state of the political climate.

Arroyo Administration Policy, page 11

6.	Please expand the disclosure in this section, and elsewhere
as
appropriate, to describe the decision of the Philippines Supreme
Court to suspend the value-added tax law and the effect of that decision on the government`s efforts to address the budget deficit.

Membership in International Financial Organizations

Relationship with the IMF, page 14

7.	Please disclose any material impact of the Supreme Court`s
suspension of the value-added tax on the IMF`s review of the Philippine economy and the significance of such an impact.

Recent Economic Indicators, page 15

8.	Please provide both the old and the new definitions of
unemployment referenced in footnote 5.

Exchange Rates of Peso per U.S. Dollar

Stabilization of the Peso, page 58

9.	Please revise the third bullet point, which appears to
contain
an incomplete sentence.

Closing Comment

	Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,


	Michael Coco
	Special Counsel



Cc:   	Via Facsimile
	David Johnson, Esq.
      Allen & Overy
      9th Floor, Three Exchange Square
      Central  Hong Kong SAR
      (011 852) 2974 6999
Republic of the Philippines
Registration statement under Schedule B
3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE